

February 6, 2014

Via E-mail
Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for Fiscal Year Ended January 27, 2013**
> **Filed March 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended October 27, 2013**
> **Filed December 6, 2013**
> **Response dated January 22, 2014**
> **File No. 001-06395**

Dear Mr. Maheswaran:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. Please expand your response to prior comment 10 to (1) tell us why you believe that the disclosure required by Regulation S-K Item 303 is limited to "near-term" trends, and (2) reconcile your response with your public statements that design win activity and new product introductions are a strong indicator of future growth. Also, please expand your future filings that address design wins and new products to explain fully and clearly the limitations of your statements about those issues.

2.   Please tell us whether you are aware of any margin trends within your product classes that you reasonably expect will have a material impact on your results. If so, please tell us where your periodic reports address these trends per Regulation S-K Item 303.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3617 if you have any questions.

                                            Sincerely,

                                            /s/ Russell Mancuso

                                            Russell Mancuso
                                            Branch Chief